NAAC HOLDCO, INC.

13274 Fiji Way, Suite 600

Marina del Rey, California 90292

April 14, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NAAC Holdco, Inc.
Registration Statement on Form S-4, as amended
Filed on: March 18, 2022
File No. 333- 263723

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NAAC Holdco, Inc. hereby requests acceleration of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on April 14, 2022, or as soon as practicable thereafter.

Very truly yours,

/s/Gary Quin
Gary Quin, Chief Executive Officer

cc:	McDermott Will & Emery LLP
Linklaters LLP